UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Imagis Technologies Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
45246M100
(CUSIP Number)
Wayne Smith Suite 1630, 1075 West Georgia Street Vancouver, British Columbia Canada V6E 3C9 (604) 684-2449
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45246M100	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Roy Trivett I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Not Applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

5,205,364

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,205,364

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,205,364
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 45246M100	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS Trivett Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS None
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

3,125,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

3,125,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 45246M100	13D	Page 4 of 8 Pages

This Amendment No.1 (the “Amendment”) amends the statement on Schedule 13D filed by Mr. Trivett on May 7, 2004 (the “Statement”).  The Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1.  Security and Issuer.

This Amendment relates to common shares, without par value, of Imagis Technologies Inc., a corporation formed under the laws of the province of British Columbia, Canada (the “Issuer”), whose principal executive offices are located at Suite 1630, 1075 West Georgia Street, Vancouver, British Columbia V6E 3C9 Canada.

Item 2.  Identity and Background.

(i) The information previously reported in this Item of the Statement with respect to Mr. Trivett is incorporated by reference herein.

(ii) Trivett Holdings Ltd. is a corporation formed under the laws of the province of British Columbia, Canada (“Trivett Holdings”) and its principal office is located at 2683 Country Woods Drive, Surrey, British Columbia V3S OE6 Canada.  Trivett Holdings is a personal holding company for Mr. Trivett that does not engage in any business activity, and Mr. Trivett is the sole shareholder, officer and director of Trivett Holdings.

Trivett Holdings has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Trivett Holdings has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information previously reported in this Item of the Statement with respect to the source of funds for investment in the Issuer is incorporated by reference herein.

In a private placement of units (“Units”) of the Issuer that closed on December 1, 2004, with each Unit consisting of one common share and one warrant to purchase one common share, Trivett Holdings acquired 1,400,000 common shares and 1,400,000 warrants to purchase one common share pursuant to a subscription agreement between Trivett Holdings and the Issuer.  The information contained in Exhibit 5 listed in Item 7 below is hereby incorporated by reference to this Item 3.  The aggregate amount paid by Trivett Holdings from its working capital for the Units was Cdn$420,000.

In order to purchase the common shares underlying the warrants, Trivett Holdings must pay the exercise price for such securities.  The information contained in Exhibit 6 listed in Item 7 below is hereby incorporated by reference to this Item 3.

CUSIP No. 45246M100	13D	Page 5 of 8 Pages

Item 4.  Purpose of Transaction.

The information previously reported in this Item of the Statement with respect to the purpose of the investment in the Issuer is hereby incorporated by reference herein.

In a private placement of Units of the Issuer, Trivett Holdings acquired 1,400,000 common shares and 1,400,000 warrants to purchase one common share.  The information contained in Exhibits 5 and Exhibit 6 in Item 7 below are hereby incorporated by reference to this Item 4.  Trivett Holdings purchased these securities for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(i)

(a)

Mr. Trivett is the beneficial owner of 5,205,364 common shares, or 23.2% of the Issuer’s outstanding common shares as of November 30, 2004, which includes (i) 217,037 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.78 per share; (ii) 63,327 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.40 per share; (iii) 900,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.50 per share until April 28, 2005 and are exercisable from April 29, 2005 until April 28, 2006 at an exercise price of Cdn$0.75 per share; (iv) 1,400,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.40 per share until November 30, 2005 and exercisable from December 1, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per share; and (v) 325,000 common shares held by Trivett Holdings.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 5,205,364 common shares, which includes 280,364 common shares issuable pursuant to stock options under the Issuer’s stock option plan, 2,300,000 common shares issuable upon the exercise of warrants and 325,000 common shares held by Trivett Holdings.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 5,205,364 common shares, which includes 280,364 common shares issuable pursuant to stock options under the Issuer’s stock option plan, 2,300,000 common shares issuable upon the exercise of warrants and 325,000 common shares held by Trivett Holdings.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)

Except as described in Item 3 above, Mr. Trivett did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

CUSIP No. 45246M100	13D	Page 6 of 8 Pages

(e)

Not applicable.

(ii)

(a)

Trivett Holdings is the beneficial owner of 3,125,000 common shares, or 14.7% of the Issuer’s outstanding common shares as of November 30, 2004, which includes (i) 1,400,000 common shares underlying warrants that are immediately exercisable at an exercise price of Cdn$0.40 per share until November 30, 2005 and exercisable from December 1, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per share.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 3,125,000 common shares, which includes 1,400,000 common shares issuable upon the exercise of warrants.

(ii)

Shared power to vote or to direct the vote of 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 3,125,000 common shares, which includes 1,400,000 common shares issuable upon the exercise of warrants.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

(c)

Except as described in Item 3 above, Trivett Holdings did not effect any transactions in the Issuer’s common shares during the sixty (60) days preceding the date of this Schedule 13D.

(d)

Not applicable.

(f)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously reported in this Item of the Statement with respect to contracts, arrangements, understanding or relationships with respect to securities of the Issuer is incorporated by reference herein.

As described in Item 3 above, pursuant to a subscription agreement, Trivett Holdings acquired 1,400,000 common shares and 1,400,000 common share purchase warrants of the Issuer.  Trivett Holdings may acquire 1,400,000 common shares of the Issuer underlying warrants that are immediately exercisable at an exercise price of Cdn$0.40 per share until November 30, 2005 and exercisable from December 1, 2005 until November 30, 2006 at an exercise price of Cdn$0.50 per share.

The information contained in Exhibits 5 and Exhibit 6 in Item 7 below are hereby incorporated by reference to this Item 4.

CUSIP No. 45246M100	13D	Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits.

The information previously reported in this Item of the Statement with respect to material to be filed as exhibits is incorporated by reference herein.

4.

Agreement of Joint Filing

5.

Subscription Agreement dated November 30, 2004 between the Issuer and Trivett Holdings

6.

Warrant  dated November 30, 2004 issued to Trivett Holdings

CUSIP No. 45246M100	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

December 10, 2004

/s/ ‘Roy Trivett’_________________________ Roy Trivett

TRIVETT HOLDINGS LTD. /s/ ‘Roy Trivett’_____________ _________ Roy Trivett, President